Exhibit (a)(5)(A)

NOTICE OF REDEMPTION

To the Holders of

EnerSys

3.375% Convertible Senior Notes due 2038

CUSIP Number: 29275Y AA0*

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Indenture dated as of May 28, 2008 (the “Base Indenture”) by and between EnerSys (the “Company”) and The Bank of New York Mellon (f/k/a The Bank of New York), as Trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of May 28, 2008 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), under which the 3.375% Convertible Senior Notes due 2038 (the “Notes”) were issued, all outstanding Notes will be redeemed in full on June 8, 2015 (the “Redemption Date”) at a redemption price of $1,000.66 per $1,000 Original Principal Amount of Notes, which is equal to 100% of the Accreted Principal Amount thereof (the “Redemption Price”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Indenture.

The Redemption Price will become due and payable on each Note to be redeemed on the Redemption Date and, unless the Company defaults in making payment of the Redemption Price, the Notes will cease to bear interest and the principal amount of the Notes will cease to accrete on and after the Redemption Date. Subject to the provisions of Section 11.01 and 11.04 of the Supplemental Indenture, the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Trustee (acting as Paying Agent) of the Notes.

Payment of the Redemption Price and surrender of Notes for redemption will be made through the facilities of The Depository Trust Company. Notes must be presented and surrendered to the Trustee (acting as Paying Agent) to collect the Redemption Price. Holders can inquire about the procedures for redemption of the Notes by calling The Bank of New York Mellon at 1-800-254-2826.

In lieu of redemption, Notes may be converted at any time before 5:00 p.m., New York City time, on June 5, 2015. A Holder may convert fewer than all of such Holder’s Notes so long as the Notes converted are an integral multiple of $1,000 Original Principal Amount of Notes. Holders of Notes at 5:00 p.m., New York City time, on May 15, 2015, the regular record date for the June 1, 2015 interest payment on the Notes, will receive interest in the amount of $16.875 per $1,000 Original Principal Amount of Notes payable on June 1, 2015. Notes surrendered for conversion by Holders during the period from 5:00 p.m., New York City time, on May 15, 2015 to 9:00 a.m., New York City time, on June 1, 2015 must be accompanied by a payment of $16.875 per $1,000 Original Principal Amount of Notes surrendered for conversion, which amount equals the regular interest payment that the Holder is to receive on the Notes. Holders that submit Notes for conversion after 9:00 a.m., New York City time, on June 1, 2015, need not submit any interest payment in connection with the conversion.

The current conversion rate of the Notes is 25.1086 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), per $1,000 Original Principal Amount of the Notes, which is equivalent to a conversion price of approximately $39.827 per share of Common Stock. The Company will satisfy its conversion obligation by paying cash, shares of Common Stock, or cash for the Accreted Principal Amount of the Notes, and cash and/or shares of Common Stock, at the Company’s election, for the excess, if any, of the conversion value above the Accreted Principal Amount of the Notes.

Holders who wish to convert their Notes must surrender their Notes for conversion no later than 5:00 p.m., New York City time, on June 5, 2015 and must satisfy the other requirements set forth in Article 12 of the Supplemental Indenture. Specifically, a Holder wishing to exercise its conversion right must

(1) in the case of a Global Note, comply with the procedures of DTC and, if required, pay all taxes or duties, if any, in connection therewith; and

(2) in the case of a Note issued in certificated form,

•	complete and manually sign an irrevocable Notice of Conversion to the Conversion Agent in the form set forth under Section 2.03 of the Supplemental Indenture;

•	deliver the Notice of Conversion to the office of the Conversion Agent and state in writing therein the Accreted Principal Amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock, if any, to be delivered upon settlement of the Conversion Obligation to be registered;

•	surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), to the office of the Conversion Agent;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to Interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 12.02(j) of the Supplemental Indenture.

The Trustee serves as the Paying Agent and Conversion Agent under the Indenture with respect to the Notes. The address of the Trustee is as follows:

For Paying Agent:

By Mail	By Hand Only	By Express Delivery Only
The Bank of New York Mellon	The Bank of New York Mellon	The Bank of New York Mellon
Global Corporate Trust	Global Corporate Trust	Global Corporate Trust
111 Sanders Creek Parkway	Corporate Trust Window	111 Sanders Creek Parkway
East Syracuse, NY 13057	101 Barclay Street, 1st Floor East	East Syracuse, NY 13057
Attention: Redemption Unit	New York, NY 10286	Attention: Redemption Unit

For Conversion Agent:

The Bank of New York Mellon

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Adam De Capio

E-mail Addresses: Adam.Decapio@BNYMellon.com

CT_REORG_UNIT_Inquiries@BNYMellon.com

IMPORTANT TAX INFORMATION

Please read this carefully

Under United States federal income tax law a withholding of 28% from reportable payments made to certain holders of Notes may be required unless the holder furnishes a properly completed Form W-9 or otherwise establishes an exemption from backup withholding.

*	The CUSIP Number has been assigned to this issue by the CUSIP Service Bureau and is included solely for the convenience of the holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP Number, nor is any representation made as to its correctness on the Notes or as indicated in this notice.

Dated: May 7, 2015

By:	THE BANK OF NEW YORK MELLON, TRUSTEE, on behalf of EnerSys